RECKSON ASSOCIATES REALTY CORP.
                             225 BROADHOLLOW ROAD
                           MELVILLE, NEW YORK 11747
                                (631) 694-6900

                              September 14, 2004


VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

          Re:  Application for Withdrawal
               Post-Effective Amendment No. 1 to
               Registration Statement on Form S-3 (No. 333-115997)
               ---------------------------------------------------


Ladies and Gentlemen:

         In accordance with conversations earlier today with Ms. Elaine Wolff of the Securities and Exchange Commission (the "Commission"), Reckson Associates Realty Corp. and Reckson Operating Partnership, L.P. (collectively, the "Registrants"), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, hereby request that the Registrants' Post-Effective Amendment No. 1 (the "Amendment") to the Registration Statement on Form S-3 (No. 333-115997) (the "Registration Statement"), filed on September 13, 2004, be withdrawn. It is our understanding, based upon the conversations with Ms. Wolff, that the withdrawal of the Amendment shall be effective immediately upon the filing of this application and that the Registration Statement is effective without any further action of the Commission.

         Should you have any questions or require additional information regarding this foregoing, please contact the undersigned at (636) 631-6630 or
J. Gerard Cummins of Sidley Austin Brown & Wood LLP at (212) 839-5374.

                                   Sincerely,



                                   /s/ Michael Maturo
                                   Michael Maturo
                                   Executive Vice President and Chief Financial
                                   Officer of Reckson Associates Realty Corp.